SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No.__ )*
--------------------------------------------------------------------------------
                        The Ashton Technology Group, Inc.

                                (Name of Issuer)
--------------------------------------------------------------------------------
                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
                                   -----------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
                  (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 045084-10-0
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Jameson Drive LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              4,632,865 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           4,632,865 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,632,865 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.4%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:
               The Ashton Technology Group, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:
               1835 Market Street, Suite 420, Philadelphia, Pennsylvania 19103

Item 2(a).     Name of Persons Filing:
               Jameson Drive LLC.

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               Jameson Drive LLC
               Anderson Square Building
               Shedden Road
               Georgetown, Grand Cayman
               British West Indies

Item 2(c).     Citizenship:
               Cayman Islands

Item 2(d).     Title of Class of Securities:
               Common Stock, par value $.01 per share, of the Company ("Common Stock").

Item 2(e).     CUSIP Number:
               045084-10-0

Item 3.  If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Persons Filing are a:

(a) [ ]  Broker or dealer registered under Section 15 of the Exchange Act;
(b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act;
(e) [ ]  An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ]  A savings association as defined in Section 3(b) of the Federal
         Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
(j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

          (a)  Amount beneficially owned:
               4,632,865 shares of Common Stock*

          (b)  Percent of class:
               6.4% (based on the sum of 72,795,115 shares of Common Stock outstanding, as confirmed by the Company.*

          (c)  Number of shares to which the reporting person has:

               (i)  Sole power to vote or direct the vote:
                    4,632,865 shares of Common Stock*

               (ii) Shared power to vote or direct the vote:
                    -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     4,632,865 shares of Common Stock*

               (iv) Shared power to dispose of or direct the disposition of:
                    -0-

Item 5.   Ownership of Five Percent or Less of a Class:
          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          Not applicable.

Item 9.   Notice of Dissolution of a Group.
          Not applicable.

Item 10.  Certification.

          By signing below, the each of undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

____________________
*
Excludes: 453,161 shares of Common Stock issuable to the reporting person upon the exercise of a warrant issued to it by the Company. The holder of such warrant is prohibited from using it to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such acquisition. This restriction may be waived by the holder of such warrant on not less than 61 days' notice to the Company.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 17, 2002
         Jameson Drive LLC

By: /s/ David Sims
       -------------------------
         Name:    David Sims
         Title:    Director